THE STANLEY WORKS AND SUBSIDIAIRES
                 COMPUTATION OF EARNINGS TO FIXED CHARGES
                         (In Millions of Dollars)


                                       THIRD QUARTER       NINE MONTHS
                                        1998    1997       1998   1997
                                        -----  -----       -----  -----
Earnings (loss) before income taxes     $53.6 ($46.4)     $179.3 ($69.2)

Add:
   Portion of rents representative of
     interest factor                      2.9    3.1         8.7    9.3
   Interest expense                       8.7    6.4        22.0   18.1
   Amortization of expense
     on long-term debt                      -      -         0.1    0.1
   Amortization of capitalized interest     -    0.1           -    0.2
                                        -----  -----       -----   -----
Income (loss) as adjusted               $65.2 ($36.8)     $210.1 ($41.5)
                                        =====  =====       =====   =====
Fixed charges:
   Interest expense                      $8.7   $6.4       $22.0   $18.1
   Amortization of expense
     on long-term debt                      -    0.1         0.1     0.3
   Portion of rents representative of
     interest factor                      2.9    3.1         8.7     9.3
                                        -----   -----      -----   -----
Fixed charges                           $11.6   $9.6       $30.8   $27.7
                                        =====   =====      =====   =====

Ratio of earnings to fixed charges (A)   5.62    N/A        6.82    N/A
                                        =====   =====      =====   =====










(A) Due to signficant restructuring charges and asset write-offs recorded in fiscal 1997, income as computed above, was inadequate to cover fixed charges. The deficiency was $46.4 for the third quarter and $69.2 for the first nine months of 1997.